UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 25)
Under the Securities Exchange Act of 1934
BIOVAIL CORPORATION

(Name of Issuer)
COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)
09067K106

(CUSIP Number)
Eugene Melnyk
199 Bay Street
Suite 5300
Toronto, ON, M5L 1B9
(416) 814-6640

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 28, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	09067K106

1	NAMES OF REPORTING PERSONS Eugene Melnyk I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		18,615,300

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,496

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,615,300

WITH	10	SHARED DISPOSITIVE

		190,496

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,805,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 25 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003, Amendment No. 15 thereto relating to the event date of January 14, 2004, Amendment No. 16 thereto relating to the event date of March 19, 2004, Amendment No. 17 thereto relating to the event date of August 12, 2004, Amendment No. 18 thereto relating to the event date of August 26, 2004, Amendment No. 19 thereto relating to the event date of March 15, 2005, Amendment No. 20 thereto relating to the event date of April 30, 2006, Amendment No. 21 relating to the event date June 28, 2006, Amendment No. 22 relating to the event date of August 17, 2006, Amendment No. 23 relating to the event date of December 22, 2006 and Amendment No. 24 relating to the event date of December 22, 2007 (as so amended, the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of Biovail Corporation (the “Company”). Except as amended by this Amendment No. 25, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.
ITEM 4. PURPOSE OF THE TRANSACTION
     Mr. Melnyk has decided to explore and is exploring various options available to him in connection with his interest in the Company, including the possibility of joining with a partner or partners to acquire the remaining shares of the Company, selling all or a portion of his current shares of Common Stock to a third party, continuing to hold his shares for investment, or seeking changes to the composition of the Board of Directors of the Company.
     In December 2007, Mr. Melnyk communicated to the Chairman and Lead Director of the Company’s Board of Directors that he was dissatisfied with the status quo at the Company and asked them to consider various actions to enhance shareholder value.
     On February 21, 2008, Mr. Melnyk reiterated these concerns with a number of independent members of the Company’s Board of Directors.
     Effective February 25, 2008, Mr. Melnyk resigned as director and officer of Biovail Laboratories International S.R.L. and Biovail Holdings International S.R.L.
     On February 28, 2008, Mr. Melnyk delivered a letter to the Company’s Board of Directors. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
     Mr. Melnyk reserves his right to modify his plans described in this Item 4, to acquire shares of Common Stock, dispose of shares of Common Stock, take any of the other actions listed in Items 4 (a) — (j) of Schedule 13D and to do nothing. In determining whether to purchase or dispose of shares of Common Stock, Mr. Melnyk intends to consider and review various factors on a continuous basis, including the Company’s financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to Mr. Melnyk any discussions between Mr. Melnyk and potential financial partner(s), and developments with respect to general economic, monetary and stock market conditions.
     Except as otherwise described herein, Mr. Melnyk has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4 (a) — (j) of Schedule 13D.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 99.1  Letter from Eugene Melnyk to the Company’s Board of Directors
[The remainder of this page intentionally left blank.]

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2008	/s/ Eugene Melnyk
Eugene Melnyk